SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. )*

Mercer International Inc.
(Name of Issuer)

Common stock, par value $1.00 per share
(Title of Class of Securities)

588056101
(CUSIP Number)

December 31, 2023
(Date of event which requires filing of this statement)

Check the appropriate box to designate the rule pursuant to which this Schedule 13G is filed:

☒ Rule 13d-1(b)
☐ Rule 13d-1(c)
☐ Rule 13d-1(d)

(Page 1 of 7 Pages)

______________________________

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 588056101	13G	Page 2 of 7 Pages

1	NAMES OF REPORTING PERSONS Boundary Creek Advisors LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 5,659,409 (including 1,617,300 shares underlying call options)
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 5,659,409 (including 1,617,300 shares underlying call options)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,659,409 (including 1,617,300 shares underlying call options)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.5%
12	TYPE OF REPORTING PERSON IA, PN

CUSIP No. 588056101	13G	Page 3 of 7 Pages

1	NAMES OF REPORTING PERSONS Peter Greatrex
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 5,659,409 (including 1,617,300 shares underlying call options)
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 5,659,409 (including 1,617,300 shares underlying call options)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,659,409 (including 1,617,300 shares underlying call options)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.5%
12	TYPE OF REPORTING PERSON IN

CUSIP No. 588056101	13G	Page 4 of 7 Pages

Item 1(a).	NAME OF ISSUER:

The name of the Issuer is Mercer International Inc. (the “Company”).

Item 1(b).	ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

The Company’s principal executive offices are located at Suite 1120, 700 West Pender Street, Vancouver British Columbia, Canada V6C 1G8.

Item 2(a).	NAME OF PERSON FILING:

This statement is filed by:

(i)

Boundary Creek Advisors LP (the "Investment Manager"), a Delaware limited partnership, and the investment adviser to Boundary Creek Master Fund LP (the "Boundary Creek Fund"), with respect to the shares of Common Stock (as defined in Item 2(d) below) directly held by (and underlying call options directly held by) the Boundary Creek Fund; and

(ii) Mr. Peter Greatrex ("Mr. Greatrex"), the managing member of Boundary Creek Partners LLC, the general partner of the Investment Manager, with respect to the shares of Common Stock directly held by (and underlying call options directly held by) the Boundary Creek Fund.

The foregoing persons are hereinafter sometimes collectively referred to as the "Reporting Persons."

The filing of this statement should not be construed as an admission that any of the foregoing persons or any Reporting Person is, for the purposes of Section 13 of the Act, the beneficial owner of the shares of Common Stock reported herein.

Item 2(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

The address of the business office of each of the Reporting Persons is 340 Madison Avenue, 12th Floor, New York, NY 10173.

Item 2(c).	CITIZENSHIP:

The Investment Manager is a Delaware limited partnership. Mr. Greatrex is a citizen of the United States.

Item 2(d).	TITLE OF CLASS OF SECURITIES:

Common stock, par value $1.00 per share (the “Common Stock”).

CUSIP No. 588056101	13G	Page 5 of 7 Pages

Item 2(e).	CUSIP NUMBER:

588056101

Item 3.	IF THIS STATEMENT IS FILED PURSUANT TO §§ 240.13d-1(b) OR 240.13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

	(a)	☐	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);
	(b)	☐	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);
	(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);
	(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
	(e)	☒	Investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
	(f)	☐	Employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
	(g)	☒	Parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
	(h)	☐	Savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	Church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3);
	(j)	☐	Non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J);
	(k)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(K);
If filing as a non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J), please specify the type of institution; _____________________________________________

Item 4.	OWNERSHIP:

The information required by Items 4(a) - (c) is set forth in Rows 5 - 11 of the cover page for each of the Reporting Persons and is incorporated herein by reference.

The percentages set forth herein are calculated based upon 66,524,866 shares of Common Stock outstanding as of November 1, 2023, as reported in the Company's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2023, filed with the Securities and Exchange Commission on November 2, 2023.

Item 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

Not applicable.

CUSIP No. 588056101	13G	Page 6 of 7 Pages

Item 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

See Item 2. The Boundary Creek Fund has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock reported herein.

Item 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:

Not applicable.

Item 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

Not applicable.

Item 9.	NOTICE OF DISSOLUTION OF GROUP:

Not applicable.

Item 10.	CERTIFICATION:

Each of the Reporting Persons hereby makes the following certification.

By signing below each Reporting Person certifies that, to the best of his or its knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 588056101	13G	Page 7 of 7 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2024
BOUNDARY CREEK ADVISORS LP
BY: BOUNDARY CREEK PARTNERS LLC, ITS GENERAL PARTNER

By: /s/ David O’Mara
Name: David O’Mara
Title: General Counsel & Chief Compliance Officer

/s/ Peter Greatrex
Peter Greatrex